Exhibit 12.1

Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends

Huntington Preferred Capital, Inc.

	Year Ended December 31,
(dollar amounts in thousands)	2011			2010			2009			2008			2007
Earnings:
Income (loss) before taxes		$178,828			$190,355			$(11,988)			$260,779			$317,876
Add: Fixed charges, excluding interest on deposits		---			---			---			---			---
Earnings available for fixed charges, excluding interest on deposits		178,828			190,355			(11,988)			260,779			317,876
Add: Interest on deposits		---			---			---			---			---
Earnings available for fixed charges, including interest on deposits		$178,828			$190,355			$(11,988)			$260,779			$317,876
Combined Fixed Charges and Preferred Stock Dividends:
Interest expense, excluding interest on deposits	$	---		$	---		$	---		$	---		$	---
Interest factor in net rental expense		---			---			---			---			---
Total fixed charges, excluding interest on deposits		---			---			---			---			---
Add: Interest on deposits		---			---			---			---			---
Total fixed charges, including interest on deposits		---			---			---			---			---
Preferred stock dividends		12,006			12,273			16,195			36,521			49,643
Combined fixed charges and preferred stock dividends		$12,006			$12,273			$16,195			$36,521			$49,643
Ratio of Earnings to Fixed Charges and Preferred Stock Dividends		14.89	x		15.51	x		(0.74	)x		7.14	x		6.40	x